May 11, 2009
Chanda DeLong
U.S. Securities and Exchange Commission
Division of Corporation Finance, Group 5
100 F. Street, N.E. Stop 3561
Washington, DC 20549

RE:	Vail Resorts, Inc. — Commission File No. 001-09614 Form 10-K: For the Fiscal Year Ended July 31, 2008 Definitive Proxy Statement on Schedule 14A

Dear Ms. DeLong:

As you know, we have filed via Edgar our responses (the “Response Letter”) to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated April 27, 2009, regarding the Annual Report on Form 10-K filed by Vail Resorts, Inc. (the “Company”) for the fiscal year ended July 31, 2008 (the “Form 10-K”) and Definitive Proxy Statement on Schedule 14A.  As a supplement to the Response Letter, we delivered an internal copy of the specific 2008 VRDC performance goals referenced in our Response Letter.  The supplemental materials have not been filed electronically and are qualified in all respects by our response in the Response Letter.

The supplemental materials and the information contained therein remain the property of the Company.  Pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, we request that at the conclusion of the Commission’s comment process, you return all copies of the supplemental materials to the undersigned.  As discussed at length in the Response Letter, we believe that the public disclosure of the 2008 VRDC performance goals, other than the previously disclosed real estate Reported EBITDA target, would cause substantial competitive harm to us, as determined pursuant to the criteria set forth in Instruction 4 to Item 402(b) of Regulation S-K (the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (“FOIA”) (5 U.S.C. 552(b)(4) and Rule 80(b)(4) (17 C.F.R. 200.80(b)(4)) thereunder). Accordingly, the return of the supplemental materials is consistent with the protection of investors and shareholders of the Company and the provisions of FOIA.

If you have any further questions or require additional information, please do not hesitate to contact me at 303-404-1802.

Sincerely,

/s/ Jeffrey W. Jones

Jeffrey W. Jones
Senior Executive Vice President and
Chief Financial Officer